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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For March 4, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
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1.   Press Release entitled "CVRD Absorbs E Business", dated March 4, 2002   3














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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Roberto Castello Branco
                                             -----------------------------------
                                             Name:  Roberto Castello Branco
                                             Title: Head of Investor Relations

Dated: March 4, 2002


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                                                                          Item 1


[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce

                            CVRD Absorbs E-business

Rio de Janeiro, March 4, 2002 - Companhia Vale do Rio Doce (CVRD) decided to absorb the activities of its subsidiary Valepontocom S.A., incorporated on September 2000, aiming to develop and implement initiatives in the e-business area. Valepontocom will have its activities, that are already under operation, integrated to CVRD business areas according to better co-relation interest and searching the strengthen of this segment, which presents a wide expansion horizon.

Multistrata, a portal dedicated to logistics on which CVRD holds indirectly 100% of its capital, will be allocated to the Logistics Division, increasing its service portfolio. CVRD will be incorporating a powerful technology platform into its activities, besides extending the offer of logistics solutions especially directed to transportation cargo companies.

Quadrem, an e-procurement portal, on which CVRD is one of the main shareholders, will be linked to the Company supply area, making good use of the timing in which the global sourcing process starts to be adopted by CVRD, aiming to reduce costs in the products and services acquisitions.

Investments in this sector will continue to be done, attending the needs of each project.


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                                        For further information, please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.